Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Marriott International, Inc. Starwood Acquisition Update Conference Call Transcript[1] March 21, 2016

Operator: Welcome to the Marriott International conference call. At this time for opening remarks and introductions I would like to turn the call over to Leeny Oberg, Marriott’s executive vice president and chief financial officer to begin today’s conference. Please go ahead.

Leeny Oberg: Good morning. Thank you all for joining us on such quick notice. Joining me today from Cuba is Arne Sorenson, chief executive officer of Marriott International and in Bethesda, I’m joined by Laura Paugh, senior vice president, Investor Relations and Betsy Dahm, senior director, Investor Relations.

As always, before we get into the discussion today, let me first remind everyone that many of our comments are not historical facts and are considered forward-looking statements under federal securities law. These statements are subject to numerous risks and uncertainties, as described in our SEC filings, which could cause future results to differ materially from those expressed in or implied by our comments. Forward-looking statements in the press release that we issued this morning, along with our comments today, are effective only today, March 21, 2016, and will not be updated as actual events unfold.

To begin with, Arne had some opening remarks.

Arne Sorenson: Thanks, Leeny, and thanks to all of you for joining us on such short notice. So let’s get started. Today, we are announcing Starwood’s acceptance of our revised bid to acquire Starwood Hotels & Resorts. We have outlined our interest in Starwood over the last five months in presentations and in our proxy statement.

In the further diligence we have completed in last five months, we have become even more convinced of the tremendous opportunity presented by this merger. That confidence is reflected in our higher offer.

We now believe there are more cost synergies than we estimated in November. We are also helped by a more efficient deal structure with a greater percentage of cash. And finally, we were helped by a modest recovery in our stock value in recent weeks, as the disconnect between stock performance and hotel fundamentals narrowed considerably.

[1]	Not a verbatim transcript; extraneous material omitted and edited for clarity and misstatements.

To go through the terms, I’d like to turn things over to Leeny.

Leeny Oberg: All right. For those of you who may be following on this slide deck that we sent out, we are on slide 3. And as Arne mentioned, our new deal with Starwood has a meaningfully higher cash component to it. We’ve increased the cash consideration from $2 per share to $21 for every share of Starwood common stock.

Also in the revised deal, we have a new exchange ratio of 0.8 shares of Marriott common stock for each share of Starwood common stock. This basically takes us to issuing roughly 20 million fewer shares, or about 14 percent fewer shares of Marriott than the original agreement. This makes for total consideration to Starwood shareholders of $79.53 per share, not including the value of the timeshare business, based on last Friday’s close, for a total of $13.6 billion.

After we’ve had extensive due diligence and spending a lot of time with the Starwood team and joint integration planning, we increased our targeted annual G&A cost synergies to $250 million, up from $200 million. And excluding any benefit from even more incremental cost savings beyond the $250 million and additional revenue synergies, which we’re confident we will provide, we expect adjusted EPS to be roughly neutral in 2017 and 2018.

We expect to retain our investment grade rating with our strong cash flow generation and we are committed to that end. In terms of the process and where we go from here, we will be updating our Form S-4 with a Form 8-K by the end of this week. We expect to file that in a couple days. We will have a special stockholder meeting rescheduled for April 8; the record date will remain February 2, but we will now have the stockholder meetings on April 8.

As most of you know, we have cleared the pre-merger antitrust review in the U.S. and Canada and the processes for approvals from the EU and China are on their way and currently pending. At this time, we still continue to believe that the closing would be in mid-2016.

And now, in terms of talking about the overall highlights from this transaction, I’m going to turn it back over to Arne.

Arne Sorenson: So, as we talked about in November and we’ve had a chance to talk with many of you about — in the months that followed. We are excited about this for a number of great reasons. Obviously, the merger of these two companies will create the world’s largest lodging company, with about 5,700 hotels around the world and 1.1 million rooms. Big is obviously good but bigger is better.

Really what we’re focused on is not just the size but we are focused on the breadth of choice that we offer to our customers and the power of some of the platforms we can build. That starts with the 30 brands that the two companies have already in the marketplace. They include particularly strong positions in luxury and lifestyle and of course, broad distribution around the world. We think that we will find economies of —

Leeny Oberg: Rhiannon, I don’t know if you can hear us, but from our side, we’ve lost Arne.

Operator: Arne’s line has been disconnected. I’ll try my best to get him back on the line now.

Laura Paugh: All right. Well, we’ll continue on in his absence.

Leeny Oberg: All right. So we’re still, for those of you who are on the deck, we are on slide 5. And as Arne was talking about that the economies of scale from this combination will allow us to compete meaningfully better in today’s world with technology disruptors. We also think the combination of Marriott Rewards and Starwood’s Preferred Guest create a really powerful loyalty program that will be the best in the lodging industry.

With significant revenue and cost synergies that really stretch both for the combined company as well as for the property level hotels. We will continue to have attractive financial profile with an investment-grade balance sheet and significant free cash flow. Now what we’re going to do is walk a little bit through each of the opportunities where we see tremendous opportunities to create value.

Arne Sorenson: I’m back on. Can you hear me?

Leeny Oberg: We can hear you will, Arne.

Laura Paugh: We’re up to slide 6, Arne, if you’d like to start it there. We’re at the top of opportunities to create value —

Arne Sorenson: Leeny, go ahead and finish slide 6. I will pick it up on slide 7. I apologize, everybody.

Leeny Oberg: No, that’s all right. So as we were talking, where we see some unique opportunities to create value, which we will talk little bit more in detail are across a wide variety of areas of our business. First of all, in enhanced loyalty programs, we will dramatically increase access to new customers, creating opportunities for new partnerships and provide greater competitiveness by having such a big platform.

On the sales-integration side, there’s really benefits for both sides. There’s both exposure to Starwood’s brand loyal and affluent guests, and also benefiting the Starwood hotels through our expertise in corporate, group and mid-market accounts. There are also benefits for the Marriott hotels with being able to make sure to connect with all of Starwood’s customer base.

On the 30 brands, we are confident that we can position them against distinct and profitable customer segments and we’ll take you through some of our thoughts there. We’ve also, through our work with Starwood, gained greater confidence in achieving the G&A cost synergies, similarly with working with them our view of being able to accelerate rooms growth in certain under-penetrated markets.

With the similar business models of the two companies, we are confident of being able to maintain our attractive balance sheet and produce meaningful significant cash flow on a sustainable basis and also through the building of these two companies, enhancing the competitiveness of Starwood’s brands.

And with that, we will turn to the loyalty programs, and Arne, we are on slide 7.

Arne Sorenson: On slide 7, this is really about the loyalty programs and as we’ve talked about, this is one of the most profound advantages, we think, of this merger. We believe that initially with the loyalty programs, we will run them in a parallel way, Marriott rewards and SPG.

Longer term, we’ll look for a combined platform. We think that this will generate a hotel loyalty program that truly meets everything a hotel guest could want and believe we can position this program so that customers can conclude that there’s really no other program that they need to be members of. In size, in choice and in the recognition, we can provide to our guests, we think this loyalty ecosystem gives us the best tool we can possibly have to compete in the digital marketplace.

While there will be strength in every segment of the lodging industry, luxury and lifestyle will be key areas of strength. We’ll also bring our expertise to frequent business travel to this large global program. And with the advantages of investing in only one platform, we expect to be able to accelerate spending not just on the infrastructure but on tools that allow us to get to know our customers better and to personalize our relationships with them. And of course, a strong program will open up more partnership opportunities, including with our great credit card partners, co-brand credit card partners.

On the sales force, which Leeny talked about briefly, we think that we can create a sales force which is stronger and more efficient because of the power of these two platforms. That is bringing, of course, the Starwood guests, which is proto-typically quite loyal to SPG and skews a bit towards the lifestyle and the younger consumer. We think with St. Regis, we will have another strong brand in the luxury space, with a luxury global sales team spread around the world that can service that particularly demanding customer. Then we’ve got great tools on the Marriott side as well. We’ve got a Marriott Convention and Resort Sales Network which sells resorts for meetings and for other events, and we would use that across our broader platform. And we’ve got great relationships with our corporate accounts that we can continue to streamline and make work better.

So we think we will have both greater coverage across more companies and more efficient coverage as we go forward.

Leeny, I’m getting some noise on my phone. Is it coming across on the call as a whole?

Leeny Oberg: No, it sounds good, Arne.

Arne Sorenson: Okay, great. So let’s go to slide 9 on brand integration. You will be pleased to know we’re not going to talk about all 30 brands on this call, but generally, we have looked at the brand line-up and we see a lot that we like. I think all of you have asked, in one way or another, whether 30 brands are too many and it’s important to note that these 30 brands are already competing in the marketplace, with strength and with awesome sizable distribution.

As we look forward we think St. Regis will be a brand that we continue to grow and probably see its growth accelerate. It can be positioned in a place that is distinct from Ritz-Carlton and it can be another brand that we can use in the fast-growing luxury tier around the world, probably particularly in Asia.

W is a brand with great momentum and great customer awareness and connectivity. We very much expect to continue to see it grow. It is a very, very strong brand with many luxury hotels across the world. I think generally, we would expect to position it just a little bit below EDITION. Obviously, W is a meaningfully bigger brand than EDITION, and we expect to see it continue to grow.

With Element, we have a lifestyle extended-stay brand, which is a space that Marriott has no brands. We think as a consequence, this will be a brand that grows quite quickly post-merger. We also think Element could be an interesting alternative to some of the housing rental services or shared-economy platforms like Airbnb and some others.

Then we’ve got an interesting comparison between AC by Marriott and Aloft. Both brands compete in the upscale space; both we would describe as lifestyle entrants into that space. Both have meaningful momentum. But while they are positioned, in some respects, similarly in terms of the segment, they have different personalities. We tend to think of AC Hotels as being a more of a European lifestyle approach and Aloft as being a bit more of a Western lifestyle approach. We think there are customers that are drawn to each of the two, as there will be owners and franchisees drawn to each of the two.

We’ve talk a little bit about cost synergies. This is now on page 10 for those of you who are following along. We have been working intensely since we announced this deal in November to prepare for integration and, of course, to understand each other’s organizations and structures and start to think about how to meld those into one organization.

Our teams have been working across the world, both at headquarters and above property levels, but then around the world and the continents to understand the way of going about doing business. And based on that work, we are now confident that we can achieve cost synergies of $250 million, up $50 million from what we talked about in November and we believe those synergies can be fully achieved by the time we get to calendar 2018, if not before.

On unit growth opportunity, we think there are a number of places where we can accelerate growth in the Starwood portfolio. First, we should commend the Starwood team for the growth that they have already accelerated over the course of the last year or so. It’s great to see that and great to see the momentum that’s already underway.

But again, we think that with the relationships we have with owners and franchisees around the world, with the development team that we have all around the world and with the proven track record we have for growth, we can bring that growth to St. Regis in the luxury space. We look at what’s happened with the Luxury Collection and compare that to our launch of the Autograph Collection just about five years ago, a brand which already has 100 hotels and we think we can bring similar kind of growth to the Luxury Collection.

When you think about Aloft and Element, which I’ve talked about from a brand-positioning perspective, we think plugging that into the select service development team that we’ve got, which signed over 50,000 rooms last year that we will see both of these brands accelerate their growth as well.

And then to talk about the balance sheet a little bit. We obviously have moved a significant part of the consideration being offered to Starwood shareholders from equity to cash. We have talked about this with some of you before and everybody in the context of our year-end earnings call. To some extent, we regretted the high use of equity in the deal that was announced in November, but believed at the time that, that was the best way to position ourselves to have the bid accepted by Starwood.

Now with the opportunity that was presented in the last week, we have the ability to increase our bid but while we did it to shift more of the consideration to cash and away from equity. Cash is obviously a cheaper currency for us to use. It does drive a bit higher debt level at closing. We think roughly, we will be between 3.5x and 3.6x adjusted debt to adjusted EBITDAR at close, but given the power of the cash generation machine that these companies will present, we believe we will be well within our 3.0 to 3.25 target by year-end 2016.

We are very much committed to returning to the Marriott model, which is an asset-light strategy, high cash flow production and a return of that cash flow to our shareholders to the extent there are not compelling opportunities to invest in our business and as a consequence, we think we will quickly get back to the kind of high ROIC and high capital return model that we’ve had in the past.

In talking in terms of the brands, Sheraton obviously has been something that has been asked. We’ve been asked about Sheraton a number of times and it is of particular interest. I think before, talking about that brand specifically, we should say, generally, that our notion here is that we can bring the RevPAR index of the Starwood brands closer to the RevPAR index that the Marriott brands have performed at.

And again, that will be through tools like this powerful loyalty program, like the sales force that we’ve talked, but also hotel distribution, brand strength and the operational tools that we can bring to it. As a consequence, we think we will drive both top line and margin performance for our hotel owners, which obviously should help their economics for existing hotels and should make us more attractive from a development perspective.

As it relates to Sheraton, we are encouraged by the 10-point plan that Starwood put together last year. We think there are great tools in that to begin to drive a stronger brand with more momentum for Sheraton. We think that, generally, the revenue lift in cost savings that we’ve talked about should improve brand economics for our hotel owners.

And with those improved brand economics, we’re optimistic that more renovation capital can be encouraged to improve the performance of these hotels, while at the same time, recognizing that some of the hotels which are pulling the brand back, will, over time, have to be de-flagged as Sheratons.

Those are important conversations to have with owners and franchisees. They cannot happen with new standards overnight because this is something that we jointly have to pursue, but I think with a long-term focus, we are optimistic that this is a space we’ve been in before with our owners and we can craft a plan, which is very much to their benefit and to the benefit of the brand long term.

I think before we go to questions, Leeny will talk just briefly about our quarter-to-date numbers and our perspective about how business is.

Leeny Oberg: Thanks, Arne. In a separate release today, Marriott announced that we reiterated guidance for comparable systemwide RevPAR growth of 2 percent to 4 percent for the first quarter and 3 percent to 5 percent for the full year. Year-to-date through February, we saw constant dollar RevPAR at our comparable systemwide hotels increase 3.4 percent in North America, 3.9 percent outside North America, and 3.5 percent worldwide.

Couple comments overall is that the managed full-service hotels performed particularly well year-to-date, rebounding from some renovations and with some great group outperformance. Outside the U.S., we’ve seen very nice performance in Asia Pacific and, although Europe is still perhaps lower growth than we’d all like to see, still a bit stronger than expected.

Not surprisingly, in the Middle East, we’ve continued to see struggles there. With these numbers through the first two months of the year, we still would obviously expect March to pull it down a bit, given Easter. But again, we continue to feel comfortable with the 2 percent to 4 percent range for Q1 and towards the upper end of 3 percent to 5 percent for the full year. We also expect that on growing our rooms, that we expect that gross worldwide rooms will increase 8 percent total, but 7 percent, net, for the full year.

We are pleased with what we’re seeing so far on both openings and signings. And just kind of from a perspective of, from the whole industry in the U.S., we continue to see that Smith Travel projecting that on demand side, that growth will be higher than supply for 2016 and 2017 and with supply still under its long-term average of 2 percent to a little bit over 2 percent.

And with that, we will turn it over for questions.

QUESTION AND ANSWER SESSION

Felicia Hendrix, Barclays Capital: Hi. Thank you. Good morning, everybody. So the — your full prepared remarks, I think was set up to answer this question I will ask. It does sound like there was a bit of a strategic change since you first announced this transaction. The way it was positioned originally that this was opportunistic and wasn’t — originally, you walked way in April at a certain price so just wondering, in light of the Anbang offer, it is obvious, but if you could just talk about strategically what really had changed besides someone coming in with a higher offer?

Arne Sorenson: Good morning, Felicia. I think in many respects, the strategy has not changed, but it does continue to evolve. So when we — as we said in November, when we started looking at Starwood nearly a year ago, we were less interested strategically than we were by the time we got into the process in October and obviously, signed a deal in November. I think initially, we did not appreciate, as much is we do today, the power that could be driven by — particularly, the combined loyalty platform and the breadth of choices to our customers that are within that loyalty platform.

But the time we got to October, we obviously also saw a deal which was amazing financially. And I think in some respects, you can look back at that and say, maybe in fact, the deal was almost too good, which is potentially what drew another bidder in here at the last possible moment.

So obviously, we’ve spent lots of time in the last week talking through what the right response is, really measuring whether or not the value can be created for our shareholders and continuing to pursue this deal. And we are absolutely convinced that the power of this merged platform fully justifies what we’ve offered. To state the obvious, it’s not as good a deal as the deal we were about ready to vote on and close at the end of March before the new offer came in. But it’s still a deal that we are very excited about pursuing.

Felicia Hendrix, Barclays Capital: That’s helpful. Can you just help us maybe, Arne or Leeny, does this new deal or the new structure, affect your current guidance for buybacks this year?

Leeny Oberg: Well, yes. From the standpoint of knowing that we’re going to go up to probably get close to the 3.6 x on our leverage ratio, we would expect that we want to bring that down to between our 3x and 3.25x levels by year-end. I will say, this would — our current model would still show us buying back a nice little chunk of shares in the back half of the year even with doing that, but yes, it would change it a bit. I would also point out though that we are going to be issuing 14 percent fewer shares in this transaction which will also help tremendously and that equals out this equation.

Felicia Hendrix, Barclays Capital: Okay.

Arne Sorenson: If anything, the new structure of this deal is like an advanced share repurchase of $3.6 billion worth of stock.

Felicia Hendrix, Barclays Capital: Makes sense. And then just understanding the dilution accretion, is this dilutive in 2016?

Leeny Oberg: We expect it to be roughly neutral to EPS — I’m sorry, I thought you said 2017. Right. In 2016, I would expect it to be slightly dilutive

Felicia Hendrix, Barclays Capital: Okay. Thank you so much.

Thomas Allen, Morgan Stanley: Hi, good morning. So two questions on the synergies. One, can you talk a little bit more detail about what, maybe quantify what else you found to get from the $200 million to $250 million of cost synergies and then the second question is, you talked about getting Starwood’s brand closer to your 113 percent RevPAR index. I don’t think that’s included in the synergies, so can you talk about maybe some — what incremental upside you can generate from that? Thanks.

Leeny Oberg: Well, I will start on the G&A side and Arne, you can finish up wherever you would like. But on the G&A side, I think one of the benefits of our time with Starwood over the past four months is being able to, continent by continent, discipline by discipline, go through and look at the way that they are structured and the way that we are structured, to look at how responsibilities are going to be carried forward. One of the benefits we’ve got, in combining these two companies, is we are going to leverage our continental structures tremendously by adding a lot of managed hotels to their systems, which if you think about it from an incremental flow through, just on the continent admin side is tremendously helpful.

Then when you look at the fundamental corporate disciplines, in many cases, we are adding volume to structures that are already in place in terms of finance, HR, just basic structures of running the company where a lot of them are fixed cost where we’re not going to have to add a whole lot of people to add on the business. So when we went department by department and area by area, as you may remember, we had always said we were expecting to do at least $200 million and I think our homework has allowed us to feel comfortable with committing to $250 million.

Arne Sorenson: With respect to the hotel top line and margin performance, this is an area that I carry in my briefcase, actually about a dozen, very specific ideas for each one of those things which we are optimistic we will be able to achieve. But because we are still competing with each other until this deal is closed, we will continue to compete. We have not had a chance to go through Starwood’s hotel level P&L, for example, and sit down and compare them side-by-side as if this was already our business.

But we do know that there are areas, like procurement, there are a number of system areas where we can combine two systems into one and share the cost across a broader platform and therefore, deliver efficiencies to the hotels. And we also know that there are opportunities through loyalty programs and through the sales force to drive incremental share for those hotels so we are quite optimistic and have set targets that would apply across the organization to driving both top-line and bottom-line improvement for our hotel owners and franchisees.

That will, in turn, drive an increase in fees for us that is not factored in. I think there are two reasons, really, we’ve not factored that in. One is, we have not completed, for the reasons I described, the full analysis that allows us to be specific enough and reliable enough in that and second, that some of those things will be quicker than others. I think some things, we can probably start to deliver within a few quarters after closing. Some of them will be more of a few-year kind of project before we really deliver those results.

Thomas Allen, Morgan Stanley: Helpful. Thanks and just a quick follow-up. So your RevPAR year-to-date has been trending at 3.4 percent in the U.S. If we look at the STR reports, I think upper upscales are at closer to 2.8 percent. What’s driving that outperformance and do you expect that to continue throughout the year? Thanks.

Leeny Oberg: So again, I will start and then Arne, feel free to fill in. First of all, as I mentioned before, we’ve definitely seen a good rebound from a number of renovations that we are very excited about at our hotels as well as group outperformance. What we’re seeing for group for the rest of the year actually looks like growth over 8 percent for the remainder of the year so we feel very good about how that segment of the business is performing. We are seeing some improving trends on the transient side as well.

Laura Paugh: Thomas, keep in mind that STR data is non-comp hotels. The data we produce is comp hotels and so you do get variances from time to time of this nature.

Leeny Oberg: We have been very happy with our share, with our RevPAR index year-to-date, than terrific performance for our brands.

Thomas Allen, Morgan Stanley: Great. Thank you very much.

Ryan Meliker, Canaccord Genuity: Thanks for taking my question. I just had a couple of questions with regards to how you guys are thinking about the back and forth with Starwood and obviously, you don’t want to negotiate on a call so I’m not asking for that but I just want to get some better understanding as to your appetite.

It seems like Anbang, there’s a lot of capital and could easily come back with a higher bid yet it seems like this is a deal that is accretive long-term, but maybe neutral near-term. Are you willing to do anything beyond neutral near-term, I guess if Anbang does come back or is this basically — this is going to be what it is and if Anbang comes back, so be it?

Arne Sorenson: Well, you’re absolutely right. We’re not going to either negotiate in public nor really speculate about things we don’t know how they will evolve. You should — I think it should be obvious to folks that we substantially improved the offer that we had on the table before.

We think we teed up something which is compelling to Starwood’s shareholders in terms of upfront compensation and we think it’s compelling to the shareholders of the combined companies in terms of what we can accomplish.

That is something that we think is unique, at least among those that are bidding for this, is that it’s creating a platform which, because it brings strength of two companies, has the ability to create enormous value. That’s why we are excited about this. That’s why our focus is now turning towards the integration efforts and getting the proxy done, of course, but getting to the shareholder vote as quickly as we can and we will have to see what happens with others, if anything.

Ryan Meliker, Canaccord Genuity: I know, I think that makes sense and like I said, I’m not trying — I understand not wanting to comment on some of the things you don’t know or also, don’t want to negotiate publicly. When you think about the valuation you came to, it looks like just-back-of-the-envelope analysis, it is about 11.5x, 2016 EBITDA for Starwood, when you factor in the $250 million in cost synergies that you would get on a run rate basis. That’s roughly neutral to where you guys are on EBITDA multiple basis for 2016, was that a driving factor behind this particular valuation so that it was neutral near-term?

Arne Sorenson: Obviously, we looked at the — a range of accretion, we looked at the EBITDA multiples and we would prefer a deal obviously which had nearer-term and material accretion. And we thought, well, let’s put a bid together that is compelling enough, hopefully to carry the day and at the same time, at least preserve our company from any near-term dilution so that we can then get to work and drive incremental value that hopefully will drive accretion sooner rather than later.

Ryan Meliker, Canaccord Genuity: All right. Thanks, Arne.

Joe Greff, JP Morgan: Arne, can you talk about your confidence in divesting Starwood’s owned assets? Has it increased over the past several months and then more specifically, to your knowledge, is Anbang looking at buying any of Starwood’s owned assets?

Arne Sorenson: I have no idea on the second question. The asset sales process is very much being run by Starwood’s team and again, because we’re separate companies, we are not privy to every detail of their negotiations and by and large, Starwood is not coming to us and saying, here’s where we are. What would you like to do in this space? And so there is — we have less than perfect information.

But I think generally, we are aware of a number of assets where negotiations are ongoing and we remain pretty optimistic about Starwood and then the combined company’s ability to grow to the asset-light model and sell these owned hotels for the kind of capital that’s built into our model. So we feel good about that.

Obviously, the — a lot of this depends on the sentiment in the marketplace. Sentiment was probably at its lowest in January; it is gotten better since then. I think even in January, good progress was being made towards, some of these hotels and some, in fact, were sold which you have seen Starwood announce.

Joe Greff, JP Morgan: Great. Thank you.

Robin Farley, UBS: Great, thanks. So I saw in the release that the Board no longer sees the consortium bid as a superior proposal and therefore, can negotiate more, but it — just to understand, if the consortium comes back with higher bid in that case, Starwood would be able to re-engage and do further negotiations with them?

Arne Sorenson: Generally, it would be the same kind of process, I think, that played out over the last couple of weeks. So if another bid came in, they would have to assess whether or not that bid was worth pursuing. If it was worth pursuing, then there would be certain time limitations on the way they pursued it but, generally, they are not barred contractually from considering other alternatives that come in over the transom.

Robin Farley, UBS: Okay, great. I just want to clarify that, thank you.

Shaun Kelley, Bank of America/Merrill Lynch: Hi. Good morning, everyone. You spoke on the slide deck a lot about re-accelerating net unit growth here across some of Starwood’s brands, but I’m curious now that you’ve gotten into this, some of the response from the ownership community at Starwood today about the deal and is there anything baked into your assumptions in terms of churn or radius restrictions, as it might relate to some of the full-service brand overlap in some of your key markets?

Arne Sorenson: I think we’ve had lots of conversations with owners and franchisees, of ours, particularly. It won’t surprise you to know that many of them also have investments in Starwood branded hotels. I think, generally, what we hear is strong alignment with the strategy, strong alignment that we can create something that delivers value to the portfolio hotels in the system. So a lot of excitement around, particularly from our franchisees in the United States, and renewed focus on some of Starwood’s brands and excitement about pushing for development of those brands.

At the same time, whether it’s around radius restrictions or whether it’s around individual markets and individual hotels, you’ve, of course, got every owner who’s thinking about, all right, what is the impact precisely of this deal on this specific hotel? And there, we are still early in the process. We’ve obviously not engaged with anybody to talk about an individual market or an individual hotel because we don’t have that level of detailed information.

But we would expect because these are hotels in the market, these are brands which are already competing in the market, that we will be able to move forward and we don’t think growth will be compromised. We think growth will be enhanced.

Shaun Kelley, Bank of America/Merrill Lynch: Great. Thanks. Then one other specific one. You’re still awaiting China regulatory approval and given that the nature of the counter bid, just any insight or color you could give us on at least timing around that approval or show where you stand in that process?

Arne Sorenson: We are well into the process. We think it is going well. We don’t think that the fact that there was a Chinese bidder that entered the fray here, that this is a political issue. We don’t think of it as a political issue and we don’t think there’s any reason to believe that MOFCOM in China will think of this as a political issue. So we would expect still that that clearance should be obtained in a way that allows the transaction to close mid-year.

Shaun Kelley, Bank of America/Merrill Lynch: Thank you very much.

Steve Sakwa, Evercore ISI: Thanks, good morning. I just wanted to follow-up on Slide 5 on the significant revenue synergies. I know you’ve talked a lot about the cost side. When you think about the revenue synergies, are you really thinking about accelerated unit growth between all the brands or is this more on RevPAR and maybe taking Sheraton that you’ve talked about in the presentation and improving its position within the market?

Arne Sorenson: Well, I think it is all of the above, although usually in these decks, when we’re talking about revenue synergies we’re talking about existing hotels and how to drive their RevPAR index higher. Of course, if we do that, we will also drive unit growth, which will drive our revenue higher as well.

But start with the focus on hotel-level revenue for existing hotels. We will use one example maybe to illustrate this. SPG is a powerful program, no doubt about it. So it’s got a strong group of elite loyalists, a strong group of loyalists, who like the brands, who like the way Starwood treats them when they travel.

But too often, they do not have a Starwood Hotel that’s available when they travel. And as a consequence, they end up hopefully staying with Marriott. But sadly, they don’t always stay at Marriott so sometimes they stay at some of our competitors. I think by pulling these two programs together over time and providing some connectivity even sooner than that, we will see, for example, that those SPG guests find places within the network that they can stay in our place, which should allow us to take a greater share of their wallet than Starwood and/or Marriott and/or the two combined have today. That’s one example.

I think beyond that, you talk about the sales force, we will, I think, not reduce the number of people who are pursuing sales for the two companies. But we are hopeful that we can take now multiple people calling on the same corporate customer and have them cover that many more customers because they can essentially spread their portfolio, which also should drive increased capture from those customers.

Those are just two of the examples on the revenue side. There are a number of others.

Steve Sakwa, Evercore ISI: Okay, and just as a follow-up, when you sort of think about the impact — I mean, obviously the cost energies is much easier to quantify and get to the bottom line but when you think about, I guess the comment you made about this deal being neutral in 2017 and 2018, does that imply that you’re not assuming any revenue synergies in that calculation?

Arne Sorenson: There are no revenue…

Leeny Oberg: Not in the model.

Arne Sorenson: …There are none in the model. Sorry, Leeny, go ahead.

Leeny Oberg: That’s all right. I was just agreeing. Yes, there are no revenue synergies in the model.

Steve Sakwa, Evercore ISI: Okay, thank you.

David Katz, Telsey Advisory Group: Hi, good morning. So, understanding all of the strategic and operating benefits that go into this, if you could talk about how you think about the hotel business cycle or how you thought about it as you put this bid together. Given that it is approximately neutral through 2018 and presumably, it required you to think about the business outlook for that period of time? Thanks.

Arne Sorenson: This is, in many respects, hasn’t changed, although I suppose on the margins, you could say maybe it should have. When we announced the deal in November because we were using all stock, we — one of the advantages of using all stock was that, in fact, we weren’t risking the company, if you will. And we weren’t — we were using a currency which would rise or fall based on performance of the company, of course, but also based on the sense of where we were in the cycle.

And also, there were also disadvantages to using the stock because stock currency is more expensive than cash currency. Here we are now in March. We’ve shifted the deal to be $3.6 billion roughly of cash and the remainder in stock. That is not far off of our current leverage levels.

So while we feel good about where we are in the cycle, we feel there are a number of good years in front of us. And I will remind everybody that cycle is really driven by GDP growth on the demand side. It’s not uniquely a lodging cycle, which you should be thinking about and you can all make your judgment about what you think happens with GDP but we would expect that GDP would continue to grow in the U.S. relatively modestly, but positively in the 2 percent or a bit above 2 percent range. And in that model, we can drive top-line fee growth. We can drive fee growth that is driven by unit growth and deliver really compelling EPS growth and shareholder returns.

That doesn’t change with this acquisition. If the markets grow faster, obviously, the combined company benefits from those trends. If the markets grow slower, we actually think we have not changed the risk profile of the company because of still, the healthy use of equity in the deal.

So in many respects, we don’t have to take a position about whether this is the time to buy from a cycle perspective. Obviously, we do give a lot of thought to where we are in the cycle and what we think the future is going to look like and we’re positive about that, but I don’t know that, that necessarily would control the day either way in an event.

David Katz, Telsey Advisory Group: Thank you very much.

Arne Sorenson: You bet. Okay, well, thank you all for joining us on such short notice this morning. We appreciate your interest in our story, of course. And hope you share the enthusiasm we have for this transaction which will create something that we think is truly remarkable and will be a story that we relish telling in the years ahead.

Thanks for your time today and feel free to reach out to us if you’ve got questions that we haven’t gotten to. Thank you.

---End---

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTU.S. AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAU.S.E THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.